

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Mr. Harald Weisshaupt
Chief Executive Officer
AuraSound, Inc.
2850 Red Hill Avenue, Suite 100,
Santa Ana, California 92705

> **Re: AuraSound, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 9, 2010 as Revised March 8, 2011**
> **File No. 000-51543**

Dear Mr. Weisshaupt:

We have limited our review of your filing to those issues we have addressed in our comments below.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing or the information you provide in response to our comments, we may have additional comments.

General

1. We note that you restated you financials for the period ended September 30, 2010 due to certain accounting errors "primarily attributable to accounts payable and accrued expenses of ASI that were either unrecorded, recorded in the wrong period, or were not a liability at the time of the acquisition, along with lesser adjustments to reserves on accounts receivables and inventories." Explain whether the factors leading to the restatement call into question the veracity of ASI Holding Limited's unaudited financials for the period ended June 30, 2010.

Change of Control, page 4

2. Tell us whether all of the closing conditions to the Asset Purchase Agreement were met. To the extent that any of the conditions were waived, revise your disclosure to so indicate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the federal securities laws and applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jonathan Groff, Attorney-Advisor, at (202) 551-3458 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Sincerely,

 /s/ Celeste Murphy for
Larry Spirgel
Assistant Director

cc: Via facsimile to (949) 419-1202
        Aman Singha, Esq.